# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K
# CURRENT REPORT

**Pursuant to Section 13 or 15(d) of**
**The Securities Exchange Act of 1934**

**March 6, 2006**
(Date of Report, date of earliest event reported)

# Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

**1-14035**
(Commission File Number)

| **NEVADA** | **91-1826900** |
|---|---|
| (State or other jurisdiction of incorporation) | (I.R.S. Employer Identification No.) |

| **10201 Main Street, Houston, Texas** | **77025** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

**(800) 579-2302**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01        Other Events.**

**Fourth Quarter Earnings Release Date and Conference Call Information**

On March 6, 2006 - Stage Stores, Inc. (the "Company") issued a new release announcing that it will release its fourth quarter 2005 financial results at 6:00 a.m. Eastern Time on Thursday, March 9, 2006.  The release of the Company's fourth quarter financial results will be followed by a conference call, which will be held at 8:30 a.m. Eastern Time on the same day.

**Item 9.01.        Financial Statements and Exhibits.**

(c)  Exhibits.

99        News release issued by Stage Stores, Inc. on March 6, 2006 announcing the that it will release fourth quarter 2005 financial results at 6:00 am Eastern Time on Thursday, March, 9, 2006.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**STAGE STORES, INC.**

March 7, 2006                                              /s/ Michael E. McCreery
    (Date)                                                    Michael E. McCreery
                                                              Executive Vice President and
                                                              Chief Financial Officer